1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

May 25, 2016
VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund 2017 T

Dear Mr. Minore:

Please find enclosed for filing on behalf of Carey Credit Income Fund 2017 T (the “Company”), an externally-managed, non-diversified, closed-end management investment company that intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended, the Company’s initial registration statement on Form N-2 (the “Registration Statement”). Due to the similarity of the Registration Statement to the registration statement of Carey Credit Income Fund 2016 T declared effective on May 10, 2016 (the CCIF 2016 T Registration Statement”), we believe that a limited review of the Registration Statement is appropriate and do so request.

For your convenience, we will provide a blackline of the Registration Statement against the CCIF 2016 T Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz